1875 K Street, N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

August 31, 2015

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:         Medallion Financial Corp. Registration Statement on Form N-2

Ladies and Gentlemen:

On behalf of Medallion Financial Corp. (the “Company”), we hereby transmit for filing under the Securities Act of 1933 (the “Securities Act”) the Company’s registration statement on Form N-2 (the “Registration Statement”) for the registration of $100,000,000 of the Company’s securities. The Registration Statement relates to the shelf offering of the Company’s securities under Rule 415 of the Securities Act.

The Company respectfully requests that the staff of the Securities and Exchange Commission afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s registration statement on Form N-2 (File No. 333-195567) filed on June 27, 2014, except for the updating of financial information, risk disclosures and description of debt securities and subscription rights.

Should members of the Commission’s staff have any questions or comments concerning the Registration Statement, please call the undersigned at (202) 303-1275.

Sincerely,

/s/ James G. Silk

James G. Silk

cc:	Andrew M. Murstein

Marisa T. Silverman

Anne C. Choe

Corey D. Casbarro

Enclosures

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